Exhibit (a)(1)

If you are considering selling your shares of Behringer Harvard
Opportunity REIT II, Inc. to CMG, please read all of the information below.

Recently you may have received an unsolicited tender offer from CMG Partners, LLC and its affiliates (“CMG”) to purchase up to 1,500,000 shares, or 5.7%, of the common stock of Behringer Harvard Opportunity REIT II, Inc. for a price of $2.00 per share.

Behringer Harvard Opportunity REIT II does not recommend or endorse CMG’s offer and is not affiliated with CMG. While stockholders have their individual liquidity needs and must evaluate this offer accordingly, we recommend that stockholders not tender their shares to CMG.

The following are some of the reasons why the board believes the offer is not in the best interests of our stockholders:

•                  The board believes that the offer price is less than the current and potential long-term value of our shares based on the following information:

•                  As of March 31, 2012, we had total assets of approximately $430.5 million and total liabilities of approximately $244.1 million resulting in total equity of approximately $186.4 million.

•                  Included in total assets was approximately $93.2 million of unencumbered cash and cash equivalents, which is approximately $3.58 per share, and which is more than the $2.00 per share offer price and CMG’s estimated value per share of $3.45.

•                  CMG determined the offer price based on the current net operating income (“NOI”) for our properties, which calculation ignored anticipated growth in NOI after the renovation and repositioning of certain recent acquisitions is complete, and therefore the offer price and implied value of the portfolio is inadequate.

•                  Private market capitalization rates for property types in our portfolio averaged 7%, offering support that the offer price, which was based upon a capitalization rate of 8%, is inadequate.

•                  We acquired several properties in 2011 at what we believe were favorable values with the intention to renovate and reposition the properties in order to increase NOI and thus create additional value. We have not yet reaped the full value of increases in NOI and capital appreciation expected to occur after the renovation and repositioning is complete.  In addition, the board believes our investment strategy has been successful and we can create greater value for our stockholders in the future, as demonstrated by the special distribution paid to stockholders on May 10, 2012.

•                  Given the offer price and statements made by CMG in its offer materials, the board believes that the offer represents an opportunistic attempt by CMG to purchase shares at a low price and make a profit and, as a result, deprive the stockholders who tender shares in the offer of the full current value of the shares as well as the potential opportunity to realize the full long-term value of their investment in us.

•                  CMG acknowledges that they “…have not made an independent appraisal of the shares or the REIT’s properties, and are not qualified to appraise real estate.”  The board and our management believe this illustrates the lack of credibility of CMG’s valuation methods and the inadequacy of their offer price.

•                  CMG does not provide any analysis of why they used a 42% liquidity discount other than to explain that it was the largest liquidity discount they believed they could use to come to an offer price that was just high enough to get some stockholders to tender and sell their shares to CMG.

•                  No assurances exist that the offer will be completed as soon as implied in the offer materials because it is subject to conditions and can be amended or terminated with little notice.

No action regarding the CMG offer is necessary if you wish to reject the offer and retain your shares. If you have agreed to tender your shares, we recommend that you immediately withdraw and rescind your tender in accordance with the procedures set forth in CMG’s offer.

We have filed a Schedule 14D-9 with the Securities and Exchange Commission in response to CMG’s offer, which is available for free on our website at behringerharvard.com. The Schedule 14D-9 provides additional detail relating to our board’s recommendation. In addition, information regarding agreements, arrangements or understandings and actual or potential conflicts of interest between us or our affiliates and our officers, directors or affiliates was previously included in our Annual Report on Form 10-K under Items 11 through 13 of Part III and mailed to you.

Please note that none of our directors or executive officers who own shares intends to tender in CMG’s offer.

If you have any questions or would like a copy of the Schedule 14D-9, please contact your financial advisor or Behringer Harvard Investment Services at 1.866.655.3650.